Exhibit 99.3

Annex B

Sales of Class C Common Stock by the Reporting Persons during the last 60 days ended September 9, 2026, each of which occurred in the open market:

Date	**Number of Shares Sold**	**Average Price Per Share**	**Price Range Per Share**	**Seller**
September 3, 2026	151,531	$512.94	$496.23 to $528.01	SL SPV-2, L.P.
September 3, 2026	166,474	$512.94	$496.23 to $528.01	Silver Lake Partners IV, L.P.
September 3, 2026	87,070	$512.94	$496.23 to $528.01	Silver Lake Partners V DE (AIV), L.P.
September 3, 2026	3,394	$512.94	$496.23 to $528.01	Silver Lake Technology Investors IV, L.P.
September 3, 2026	1,531	$512.94	$496.23 to $528.01	Silver Lake Technology Investors V, L.P.
September 4, 2026	49,947	$521.34	$515.00 to $529.66	SL SPV-2, L.P.
September 4, 2026	54,732	$521.34	$515.00 to $529.66	Silver Lake Partners IV, L.P.
September 4, 2026	28,698	$521.34	$515.00 to $529.66	Silver Lake Partners V DE (AIV), L.P.
September 4, 2026	1,119	$521.34	$515.00 to $529.66	Silver Lake Technology Investors IV, L.P.
September 4, 2026	504	$521.34	$515.00 to $529.66	Silver Lake Technology Investors V, L.P.
September 4, 2026	37,500	$520.71	$517.60 to $525.31	Egon Durban
September 8, 2026	49,949	$527.07	$515.87 to $537.00	SL SPV-2, L.P.
September 8, 2026	54,732	$527.07	$515.87 to $537.00	Silver Lake Partners IV, L.P.
September 8, 2026	28,695	$527.07	$515.87 to $537.00	Silver Lake Partners V DE (AIV), L.P.
September 8, 2026	1,119	$527.07	$515.87 to $537.00	Silver Lake Technology Investors IV, L.P.
September 8, 2026	505	$527.07	$515.87 to $537.00	Silver Lake Technology Investors V, L.P.

Date	Number of Shares Sold	Average Price Per Share	Price Range Per Share	Seller
September 8, 2026	2,900	$529.09	$527.55 to $530.20	Egon Durban
September 9, 2026	48,096	$540.39	$533.43 to $551.00	SL SPV-2, L.P.
September 9, 2026	52,711	$540.39	$533.43 to $551.00	Silver Lake Partners IV, L.P.
September 9, 2026	27,629	$540.39	$533.43 to $551.00	Silver Lake Partners V DE (AIV), L.P.
September 9, 2026	1,078	$540.39	$533.43 to $551.00	Silver Lake Technology Investors IV, L.P.
September 9, 2026	486	$540.39	$533.43 to $551.00	Silver Lake Technology Investors V, L.P.
September 9, 2026	1,900	$534.45	$533.22 to $536.00	Egon Durban

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class C Common Stock sold at each separate price within the price ranges set forth on the table above.